Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES SPECIAL MEETING TO CONSIDER A SHARE CONSOLIDATION

Ottawa, Canada, December 1, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that, on January 26, 2016, it will hold a special meeting of shareholders (the “Special Meeting”) to consider, and if deemed appropriate, to approve, a special resolution to authorize an amendment of the Company’s articles to consolidate the common shares of the Company.  The range of ratios for the share consolidation will be set out in the Management Information Circular (the “Circular”) to be mailed to shareholders on or about December 21, 2015.  The record date for the Special Meeting is December 11, 2015.  At the Special Meeting, shareholders may also be asked to consider and vote in respect of other matters that may be properly brought before the Special Meeting. Management is not currently aware of any such other matters.

The Company is seeking authority to implement a share consolidation as it will provide the Company with an opportunity to avoid a potential delisting of its Common Shares from NASDAQ, on which they are currently listed and quoted for trading in the United States.  Subject to the approval of the Toronto Stock Exchange, approval of the special resolution by shareholders would give the Board of Directors the authority to implement the share consolidation, or, in its discretion, revoke to the special resolution, without further approval or action or prior notice to shareholders. If approved and implemented, the share consolidation will occur simultaneously for all of the Company’s common shares and will affect all shareholders uniformly.

As previously announced on September 1, 2015, in connection with the transfer of the common shares of the Corporation from The NASDAQ Global Market to The NASDAQ Capital Market, the Company was granted until February 29, 2016 to regain compliance with the minimum US$1.00 bid price per share requirement of NASDAQ. In order to regain compliance with the US$1.00 per share bid price requirement, the Company’s common stock must close at US$1.00 per share or more for a minimum of 10 consecutive business days (subject to being increased to 20 consecutive business days at the discretion of NASDAQ’s Staff) prior to February 29, 2016.  If the Company cannot demonstrate compliance with this requirement by February 29, 2016, or it does not comply with the terms of the extension granted by the NASDAQ Staff, the Company’s common stock may then be subject to delisting.

The Circular will contain, among other things, details concerning the proposed share consolidation, requirements for the share consolidation to be implemented and the procedure for receiving new shares if the share consolidation is implemented, as well as the procedures for voting at the meeting and other related matters. Shareholders are urged to carefully review the Circular and accompanying materials as they will contain important information regarding the share consolidation. A copy of the Circular will be available on SEDAR at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. These statements, including DragonWave’s ability to regain compliance with the NASDAQ listing requirements, and the effects of a share consolidation, are subject to certain assumptions, risks and uncertainties. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Peter Allen
Marketing Communications	Interprose	President & CEO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	investor@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-408- 778-2024	Tel: +1-613-599-9991 ext 2222